June 18, 2015
ATTORNEYS AT LAW

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082961-0137

Via EDGAR System

Mr. James E. O’Connor U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2015

Dear Mr. O’Connor:

On behalf of our client, Hennessy Funds Trust and each of its series (each a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement referenced above (the “Proxy Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

As noted and discussed below, the Funds have opted not to seek shareholder approval of the New Advisory Agreement and the New Sub-Advisory Agreements.  The Funds are only seeking shareholder approval of the proposed distribution (12b-1) plans, and are filing their definitive proxy statement today, in conjunction with submitting this correspondence to the Staff.  If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

•
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Proxy Statement to respond to the Staff’s comments.

Proxy Statement on Schedule 14A

3. Please confirm that the proposed distribution (Rule 12b-1) plans comply with the requirements of Rule 12b-1 under the Investment Company Act.

Response:  The Funds confirm that the proposed distribution (Rule 12b-1) plans comply with the requirements of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

4. Please explain why you believe that it is reasonable to seek Fund shareholder approval of the new advisory agreements and sub-advisory agreements at the commencement of a plan of financing and capitalization that includes the DRSPP Offering.

Response:  We note that the Funds have opted not to seek shareholder approval of the New Advisory Agreement and the New Sub-Advisory Agreements, in reliance on the opinion of counsel that the plan of financing and capitalization, as currently contemplated, should not result in a change of control of Hennessy Advisors.  Nonetheless, we explain below why we believed

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

that it was reasonable to seek Fund shareholder approval of the New Advisory Agreement and the New Sub-Advisory Agreements at the commencement of the plan of financing and capitalization.  We also explain the basis for the opinion that the plan of financing and capitalization, as currently contemplated, should not result in a change of control of Hennessy Advisors.

Shareholder Approval Section 15(a)(4)

Section 15(a)(4) of the Investment Company Act provides, in part:

“It shall be unlawful for any person to serve or act as an investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company, and ... provides, in substance, for its automatic termination in the event of its assignment.”

Section 2(a)(4) of the Investment Company Act defines “assignment” to include:

“any direct or indirect transfer or hypothecation of a contract ... by the assignor, or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor ....”

While the phrase “controlling block of voting securities” is not defined in the Investment Company Act, Section 2(a)(9) of the Investment Company Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company ....”

The Commission has indicated that Congress enacted section 15(a) of the 1940 Act “to give shareholders a voice in a fund’s investment advisory contract and to prevent trafficking in fund advisory contracts.”1  The staff of the Division of Investment Management has explained that trafficking essentially is the sale of investment advisory relationships.2

We note that the plan of financing and capitalization that includes the DRSPP Offering, as currently contemplated, would involve offerings that would all be related and, in essence, part of a single plan.  So, the essential issue to be presented to Fund shareholders is whether Hennessy Advisors should continue to serve the Funds even though Hennessy Advisors issues

1 See, e.g., Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999) citing Hearings on S.3580 Before the Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d. Sess. 253 (1940) (“S.3580 Hearings”) (statement of David Schenker).

2 See SEC Staff Report, Exemptive Rule Amendments of 2004: The Independent Chair Condition 21 (2005) (citing S.3580 Hearings at 38 (statement of Commissioner Healy: “after investors have invested substantial sums in companies on their faith in the reputation and standing of the existing managements, the insiders have frequently transferred control ... to other persons, without the prior knowledge or consent of these security holders.”)).

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

additional shares to the public as part of a plan of financing and capitalization.  This issue would be the same if there were one proxy solicitation or multiple proxy solicitations for each Fund.  Soliciting shareholder approval on multiple occasions in connection with offerings of Hennessy Advisor’s shares may lead to confusion by Fund shareholders, who would see successive proxy statements that repeat substantially the same information, and would substantially increase printing, mailing and solicitation expenses that would be borne by Hennessy Advisors or an affiliate (but not the Funds).

We note that the Funds would have included disclosure in Fund prospectuses and shareholder reports about the plan of financing and capitalization and shareholder approval of the New Advisory Agreement and the New Sub-Advisory Agreements, which should have addressed any concern that new Fund shareholders may not have a voice on whether Hennessy Advisors should continue to serve the Funds, as the disclosure would have ensured that shareholders were informed of all relevant facts about the about the plan of financing and capitalization at the time they make the decision to invest with the Funds.

Indeed we note that the New Advisory Agreement and the New Sub-Advisory Agreements do not differ from the Current Advisory Agreements and the Current Sub-Advisory Agreements, and, in many cases, Fund shareholders have not had a voice in approving the current agreements because such agreements were approved by the initial shareholder and have never been submitted for shareholder approval by public shareholders.  So, for a number of the Funds, the plan to submit the New Advisory Agreement and the New Sub-Advisory Agreements for shareholder approval would have given shareholders more of a voice than they have currently had in approving Hennessy Advisors as the investment advisor to the Funds.

In summary, we believe the following factors supported the belief that it was reasonable to seek Fund shareholder approval of the New Advisory Agreement and the New Sub-Advisory Agreements at the commencement of the plan of financing and capitalization:3

•	If Hennessy Advisors conducts multiple offerings with regard to the plan of financing and capitalization, such offerings would all be related and, in essence, part of a single plan.

•
Shareholder approval would only have been valid if the plan of financing and capitalization resulted in shares of Hennessy Advisors being broadly distributed, without the acquisition of more than 25% of the shares of Hennessy Advisors by a single “person,” as such term is defined in Section 2(a)(28) of the Investment Company Act.  That is, shareholder approval was conditioned on the ownership of Hennessy Advisors being, and continuing to be, held by a broadly dispersed group of public shareholders both before and after the plan of financing and capitalization.

•	Disclosure in Fund prospectuses and shareholder reports about the plan of financing and capitalization and shareholder approval of the New Advisory

3 See ING Investments, LLC, SEC No-Act. (Mar. 27, 2013).

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

Agreement and the New Sub-Advisory Agreements should have ensured that shareholders were informed of all relevant facts about the about the plan of financing and capitalization at the time they made the decision to invest with the Funds.

•
The New Advisory Agreement and the New Sub-Advisory Agreements do not differ from the Current Advisory Agreements and the Current Sub-Advisory Agreements, and, in many cases, Fund shareholders have not had a voice on approving the current agreements because such agreements were approved by the initial shareholder and have never been submitted for shareholder approval by public shareholders.  So, for a number of the Funds, the plan to submit the New Advisory Agreement and the New Sub-Advisory Agreements for shareholder approval would have given shareholders more of a voice than they have currently had in approving Hennessy Advisors as the investment advisor to the Funds.

•	The actual control and management of Hennessy Advisors would not change.

Assignment under Investment Advisers Act

Under Section 205(a)(2) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), Hennessy Advisors generally may not enter into, extend, renew, or perform any investment advisory contract unless the contract provides that it may not be assigned by Hennessy Advisors without the client’s consent.  While the investment advisory contracts with the Funds are not subject to Section 205(a)(2), Sections 15(a)(4) and 15(b)(2) of the Investment Company Act impose similar requirements on investment advisory and principal underwriting agreements with registered investment companies.  Specifically, Sections 15(a)(4) and 15(b)(2) of the Investment Company Act impose similar requirements on investment advisory and principal underwriting agreements with registered investment companies.

Section 205(a)(2) is intended to prevent trafficking in investment advisory contracts and to ensure that a person entrusted with a fiduciary obligation to manage others’ money does not assign that obligation, either directly or indirectly by transferring control of the advisory entity, without client consent.4  Literally, Section 205(a)(2) does not prohibit an investment adviser from assigning an advisory contract without client consent.  Section 205(a)(2) merely requires that the contract include such a prohibition.  For that reason, the Staff has taken the position that

4 See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess., at 22 (1940); Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker, Chief Counsel of the Commission study that led to the enactment of the Advisers Act) (stating that these provisions are designed to protect the fiduciary relationship by guaranteeing that “the management contract is personal, that it cannot be assigned, and that you cannot turn over the management of other people’s money to someone else”).

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

an adviser’s failure to obtain its client’s consent to an assignment is not a violation of the Advisers Act, although it may constitute a breach of contract.5

The term “assignment” is defined broadly to include any direct or indirect transfer or hypothecation of (1) an investment advisory contract by the assignor or (2) a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor.  (The Advisers Act’s definition of the term “assignment” is comparable to that in Section 2(a)(4) of the Investment Company Act.)  The Advisers Act does not define the term “controlling block” of voting securities as used in Section 202(a)(1).  However, the term “control” generally is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

The Advisers Act does not contain a provision comparable to Section 2(a)(9) of the Investment Company Act, which states that any person who beneficially owns (either directly or indirectly) more than 25 percent of the voting securities of a company shall be presumed to control such company.  Conversely, any person who does not so own more than 25 percent of the voting securities shall be presumed not to control the company.  Section 2(a)(9) provides that such a presumption may be rebutted by evidence but shall continue until a determination to the contrary is made by the Commission by order.  Nevertheless, for purposes of the assignment provisions of the Advisers Act and the Investment Company Act, the Staff appears to interpret the definition of “control” in a similar manner.

As the Commission has recognized, certain transactions literally may fall within the Advisers Act’s definition of “assignment” but do not alter the actual control or management of the adviser.  Because such transactions do not pose the risk of the abuses that Section 205(a)(2) was intended to prevent (namely, trafficking in advisory contracts), the Commission concluded that requiring client consent “appears to serve no useful purpose and, in fact, merely increases the adviser’s cost of doing business without providing any benefit to clients.”6

For that reason, in 1986, the Commission adopted Rule 202(a)(1)-1 under the Advisers Act, which provides that a transaction that does not result in a change of actual control or management of an investment adviser is not an assignment for purposes of Section 205(a)(2).  The terms of the rule are substantively identical to those of Rule 2a-6 under the Investment Company Act.7  The Staff has indicated that Rule 202(a)(1)-1 may apply to any type of

5 See American Century Cos., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 1107 (Dec. 23, 1997).

6 Inv. Adv. Act Rel. No. 1034, 1986 SEC LEXIS 805 (Sept. 11, 1986) (adopting Rule 202(a)(1)-1). See also Inv. Adv. Act Rel. No. 1013, 1986 SEC LEXIS 1825 (Feb. 21, 1986) (proposing Rule 202(a)(1)-1).

7 The SEC staff generally interprets the term “assignment” in the same manner for purposes of both statutes. See Inv. Adv. Act Rel. No. 1034 n.5. See also Templeton Inv. Counsel Ltd., SEC No-Action Letter, 1986 SEC No-Act. LEXIS 1703 (Jan. 22, 1986).

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

transaction so long as there is no change in actual control or management of the investment adviser.

The Commission has provided guidance regarding when a proposed corporate transaction involving an investment adviser or its parent company would be a transfer of a controlling block of the adviser’s voting securities within the meaning of Section 202(a)(1).  The Commission’s letters suggest that the most important factor is whether, as a result of the transaction, a person who previously had a controlling influence over the management or policies of the investment adviser no longer has such control or a person who previously did not have a controlling influence gains such control.8  We note that the 1997 Dean Witter letter explicitly superseded prior Commission letters that implied that an assignment would occur whenever a block of 25 percent or more of an issuer’s stock was transferred, regardless of whether the transaction caused the issuer to gain or lose a controlling shareholder.

8 See, e.g., Dean Witter, Discover & Co., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 548 (Apr. 18, 1997) (merger of two holding companies would not result in an assignment because, after the merger, their advisory subsidiaries would continue to exist and to be owned by a widely held public company with no controlling shareholder). See also American Express Fin. Corp., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 993 (Nov. 17, 1998) (transfer of 45 percent of an adviser’s common stock plus certain rights upon occurrence of extraordinary events not an assignment: when the transferee’s shares only represent 10.83 percent of voting power; when the limited consent and other rights do not permit the transferee to direct day-to-day management of the adviser; and when the transaction is structured to preserve control of the transferor); Dean Witter, Discover & Co., SEC No-Action Letter, 1993 SEC No-Act. LEXIS 225 (Feb. 8, 1993) (sale, in a widely dispersed IPO, of 20 percent of the shares of a financial services firm with two wholly owned advisory subsidiaries not an assignment; spinoff by parent company of the remaining 80 percent of the firm’s shares also not an assignment since, after the transaction, the shares would be owned directly by the same persons who previously owned them indirectly); Funds, Inc., SEC No-Action Letter, 1972 SEC No-Act. LEXIS 4772 (Apr. 21, 1972) (spinoff); and Pilgrim America Group, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 980 (Oct. 8, 1996) (pledge of all outstanding shares of a wholly owned advisory subsidiary to secure bank loan not an assignment in the absence of a transfer of voting rights). See also JP Morgan Chase; Bear Stearns Asset Management I, SEC No-Action Letter, 2008 SEC No-Act. LEXIS 394 (March 16, 2008, reversed July 14, 2008) (stating that the staff would apply the Dean Witter, Discover and Morgan Stanley Group letters to the unique circumstances of JP Morgan Chase’s emergency agreement to acquire Bear Stearns); Barclays Capital Inc., SEC No-Action Letter, 2008 SEC No-Act LEXIS 557 and 577 (Sept. 19, 2008) (acquisition by Barclays of Lehman Brothers Inc.).

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

Applying these precedent to the plan of financing and capitalization, the plan of financing and capitalization does not result in a change of actual control or management of an investment adviser, and is not an assignment for purposes of Section 205(a)(2).  As currently contemplated, the plan of financing and capitalization would not result in any single person or group acting together gaining “control” of Hennessy Advisors.  Rather, the ownership of Hennessy Advisors is, and would continue to be, held by a broadly dispersed group of public shareholders both before and after the plan of financing and capitalization.  In addition, there would be no change in management or actual control of Hennessy Advisors, as Neil Hennessy would continue to be the chief executive officer.  So, there should not be an assignment for purposes of the Advisers Act, under Rule 202(a)(1)-1.

The conclusion that there is no change in actual control of Hennessy Advisors is supported by case law.  In a number of instances, the circumstance of having been an organizer of the corporation, with continuing participation in its affairs as a director or officer, even if shareholdings alone did not afford control, has been considered indicative of control.9  These cases support the position that a person with even less than 10% ownership of the voting stock may be a controlling person, as long as such ownership is combined with dominant executive office and fairly wide dispersion of the remainder of the voting power, as is the case with Neil Hennessy and Hennessy Advisors.10

Assignment under Investment Company Act

Section 15 of the Investment Company Act provides that any investment advisory agreement, including any sub-advisory agreement, must terminate automatically upon its “assignment.” The literal language of the broad “assignment” definition encompasses a number of non-substantive assignments not intended to be covered by this provision—for example, when an adviser reincorporates in a different state.  The SEC over the years has granted a large number of no-action letters relating to such non-substantive assignments.  In order to avoid application of Section 15 to these types of situations and to eliminate the need for such no-action letters, the Commission in 1980 adopted Rule 2a-6, which provides that a transaction that does not result in a change of actual control of an adviser (or principal underwriter) is not an assignment.

According to the Staff, the relevant inquiry in determining whether there has been a transfer or hypothecation of a controlling block of voting securities is whether the transferee or a pledgee has received a sufficient voting interest to direct the management or policies of the

9 Resources Corporation International, 7 S.E.C. 689 (1940); Thompson Ross Securities Co., 6 S.E.C. 1111 (1940); Miller v. Hano, 8 F. R.D. 67 (D.C. Pa. 1947); and Stadia Oil & Uranium v. Wheelis, 251 F.2d 269 (10th Cri. 1957).

10 See SEC v. Franklin Atlas Corp., 154 F. Supp. (S.D.N.Y 1957).

Mr. O’Connor
U.S. Securities and Exchange Commission
June 18, 2015

adviser.11  As a consequence, internal reorganizations (e.g., establishment of a new wholly owned subsidiary, transfers to existing wholly owned subsidiaries, etc.) involving an adviser typically are not considered assignments requiring the approval of fund shareholders or clients, so long as there is no increase in aggregate fees paid by the fund, there is no reduction in the nature or level of services provided to the fund, and existing and prospective investors receive appropriate notice.12  The Staff has also taken the position that spin-offs or public offerings of an adviser’s stock are not assignments for purposes of Section 15 where they do not change ultimate control, including public offerings that involved an offering of more than 25% of the stock, but no change in ultimate control.13

As noted above, the plan of financing and capitalization would not result in any single person or group acting together gaining “control” of Hennessy Advisors.  Rather, the ownership of Hennessy Advisors is, and would continue to be, held by a broadly dispersed group of public shareholders both before and after the plan of financing and capitalization.  In addition, there would be no change in management or actual control of Hennessy Advisors, as Neil Hennessy would continue to be the chief executive officer.  So, there should not be an assignment for purposes of the Investment Company Act, under Rule 2a-6.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

11 See, e.g., American Century Cos., Inc./J.P. Morgan & Co. Inc., 1997 SEC No-Act. LEXIS 1107 (Dec. 23, 1997). See generally Harris and Cozzolino, “Change of Control and Contract Assignment: Ramifications for Investment Advisers and Investment Companies,” The Investment Lawyer 1 (April 1998).

12 See, e.g., Wells Fargo Bank, N.A., 1998 SEC No-Act. LEXIS 458 (Mar. 31, 1998) (permitting reallocation of advisory fees and responsibilities between adviser and wholly-owned sub-adviser without shareholder vote).

13 See Templeton Investment Counsel, Ltd., 1986 SEC No-Act. LEXIS 1703 (Jan. 22, 1986); Dean Witter, Discover & Co., 1993 SEC No-Act. LEXIS 225 (Feb. 8, 1993); Central Corporate Reports Service, Inc., 1981 SEC No-Act. LEXIS 3217 (Mar. 9, 1981); Funds, Inc., 1972 SEC No-Act. LEXIS 4772 (Apr. 21, 1972). See also Herzog v. Russell, 483 F. Supp. 1346 (E.D.N.Y. 1979).